Exhibit 99.3

KNOT Offshore Partners LP Unaudited Pro Forma Consolidated and Combined Carve-Out Financial Statements

The following unaudited consolidated and combined carve-out pro forma statements of operations for the three months ended March 31, 2014 and for the year ended December 31, 2013 have been derived from the unaudited consolidated and combined carve-out statements of operations for the three months ended March 31, 2014 and the audited consolidated and combined statements of operations for the year ended December 31, 2013 of KNOT Offshore Partners LP (“KNOP,” the “Partnership,” “we,” “us,” or “our”), and present, among other things, the effects of the acquisition by KNOT Shuttle Tankers AS (“KST”), a wholly owned subsidiary of KNOP, from Knutsen NYK Offshore Tankers AS (“KNOT”) of (i) a 100% interest in Knutsen Shuttle Tankers 14 AS (“KST 14”), the company that owns the shuttle tanker Hilda Knutsen (the “Hilda Knutsen Acquisition”), and (ii) a 100% interest in Knutsen Shuttle Tankers 15 AS (“KST 15”), the company that owns the shuttle tanker Torill Knutsen (the “Torill Knutsen Acquisition” and, together with the Hilda Knutsen Acquisition, the “Acquisitions”). The unaudited combined statements of operations of KST 14 and KST 15 for the three months ended March 31, 2014, and the audited combined statements of operations of KST 14 and KST 15 for the year ended December 31, 2013 were also used in the preparation of these unaudited consolidated and combined carve-out pro forma financial statements.

The unaudited consolidated and combined carve-out pro forma statements of operations give effect to the following transactions as if they had occurred as of January 1, 2013:

•	The acquisition by KST of KST 14 for a purchase price of $166.0 million less $109.6 million of debt outstanding under the credit facility for the Hilda Knutsen, which bears interest at a rate of LIBOR plus 2.50%;

•	The acquisition by KST of KST 15 for a purchase price of $169.0 million less $112.1 million of debt outstanding under the credit facility for the Torill Knutsen, which bears interest at a rate of LIBOR plus 2.75%; and

•	The issuance by KNOP of 4,600,000 common units to the public and 93,877 general partner units to KNOT Offshore Partners GP LLC (the “General Partner”), the proceeds of which are to fund the cash portion of the purchase prices of the Acquisitions.

The unaudited consolidated and combined carve-out pro forma balance sheet as of March 31, 2014 gives effect to the following transactions, as if they had occurred on March 31, 2014:

•	The acquisition by KST of KST 14 for a purchase price of $166.0 million less $109.6 million of debt outstanding under the credit facility for the Hilda Knutsen, which bears interest at a rate of LIBOR plus 2.50%;

•	The acquisition by KST of KST 15 for a purchase price of $169.0 million less $112.1 million of debt outstanding under the credit facility for the Torill Knutsen, which bears interest at a rate of LIBOR plus 2.75%; and

•	The issuance by KNOP of 4,600,000 common units to the public and 93,877 general partner units to the General Partner, the proceeds of which are to fund the cash portion of the purchase prices of the Acquisitions.

The unaudited consolidated and combined carve-out pro forma financial statements should be read in conjunction with (i) the historical consolidated and combined carve-out financial statements and related notes appearing in KNOP’s Report on Form 20-F for the year ended December 31, 2013, filed with the U.S. Securities and Exchange Commission (“SEC”), (ii) the historical condensed consolidated and combined carve-out financial statements and related notes appearing in KNOP’s Report on Form 6-K for the three months ended March 31, 2014, filed with the SEC on June 3, 2014, (iii) the historical combined financial statements and related notes for KST 14 and KST 15 appearing elsewhere in the Report on Form 6-K to which this document is an exhibit and (iv) the accompanying notes to the unaudited consolidated and combined carve-out pro forma financial statements. The pro forma information presented herein does not purport to be indicative of the financial position or results of operations that would have actually occurred had the Acquisitions occurred on the dates indicated.

KNOT OFFSHORE PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2013

(U.S. Dollars in thousands except per unit amounts)

	For the year ended December 31, 2013
	Historical KNOP	Historical Combined KST 14 and KST 15	Adjustments		Pro Forma
Time charter and bareboat revenues	$73,151	$12,451	$153	(a)	$85,755
Loss of hire insurance recoveries	250	—	—		250
Total revenues	73,401	12,451	153		86,005
Operating expenses:
Vessel operating expenses	14,288	3,759	—		18,047
Depreciation and amortization	23,768	3,303	522	(b)	27,593
General and administrative expenses	5,361	100	—		5,461
Total operating expenses	43,417	7,162	522		51,101

Operating income	29,984	5,289	(369)		34,904

Finance income (expense) :
Interest income	30	1	—		31
Interest expense	(10,773)	(2,293)	331	(c)	(12,735)
Other finance expense	(2,048)	(749)	673	(d)	(2,124)
Realized and unrealized gain (loss) on derivative instruments	505	—	—		505
Net gain (loss) on foreign currency transactions	193	748	—		941

Total finance expense	(12,093)	(2,293)	1,004		(13,382)

Income (loss) before income taxes	17,891	2,996	635		21,522
Income tax benefit (expense)	(2,827)	—	—		(2,827)

Net income (loss)	$15,064	$2,996	$635		$18,695

Earning per unit (basic and diluted) ( Note 4)
Common unitholders	1.063				1.002
Subordinated unitholders	1.065				1.002
General partner	1.063				1.002

KNOT OFFSHORE PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2014

(U.S. Dollars in thousands except per unit amounts)

	For the three months ended March 31, 2014
	Historical KNOP	Historical Combined KST 14 and KST 15	Adjustments		Pro Forma
Time charter and bareboat revenues	$21,766	$11,372	$141	(a)	$33,279
Other income	8	—	—		8
Total revenues	21,774	11,372	141		33,287
Operating expenses:
Vessel operating expenses	4,597	2,675	—		7,272
Depreciation and amortization	6,780	2,835	548	(b)	10,163
General and administrative expenses	1,043	45	—		1,088
Total operating expenses	12,420	5,555	548		18,523

Operating income	9,354	5,817	(407)		14,764

Finance income (expense) :
Interest income	1	15	—		16
Interest expense	(2,713)	(1,979)	284	(c)	(4,408)
Other finance expense	(221)	(281)	287	(d)	(215)
Realized and unrealized gain (loss) on derivative instruments	46	632	—		678
Net gain (loss) on foreign currency transactions	(24)	(31)	—		(55)

Total finance expense	(2,911)	(1,644)	571		(3,984)

Income (loss) before income taxes	6,443	4,173	164		10,780
Income tax benefit (expense)	(19)	—	—		(19)

Net income (loss)	$6,424	$4,173	$164		$10,761

Earning per unit (basic and diluted) ( Note 4)
Common unitholders	0.367				0.485
Subordinated unitholders	0.368				0.486
General partner	0.367				0.485

KNOT OFFSHORE PARTNERS LP

UNAUDITED PRO FORMA CONSOLIDATED AND COMBINED CARVE-OUT BALANCE SHEET

AS OF MARCH 31, 2014

(U.S. Dollars in thousands)

	As of March 31, 2014
	Historical KNOP	Historical Combined KST 14 and KST 15	Adjustments		Pro Forma
Assets
Current assets:
Cash and cash equivalents	$25,338	$6,860	$11,952		$44,150
Restricted cash	1,456	—	—		1,456
Trade accounts receivable, net	—	—	—		—
Amounts due from related parties	191	—	2,763	(e)	2,954
Receivables from owners and affiliates	—	3,331	(3,331	)(e)	—
Inventories	658	260	—		918
Other current assets	2,163	2,409	(1,139	)(c)	3,433

Total current assets	29,806	12,860	10,245		52,911

Long-term assets:
Vesels and equipment:
Vessels	692,847	287,607	54,753	(b)	1,035,207
Less accumulated depreciation and amortization	(81,921)	(6,138)	(1,222	)(b)	(89,281)

Net property, plant, and equipment	610,926	281,469	53,531		945,926

Goodwill	5,750	—	—		5,750
Deferred debt issuance cost	1,731	3,885	(3,885	)(c)	1,731
Derivative assets	3,641	1,550	—		5,191

Total assets	$651,854	$299,764	$59,891		$1,011,509

Liabilities and Partners’ Capital/Owner’s Equity
Current liabilities:
Trade accounts payable	$936	$474	$—		$1,410
Accrued expenses	2,705	1,735	—		4,440
Current installments of long-term debt	29,494	19,500	—		48,994
Derivative liabilities	2,800	918	—		3,718
Income taxes payable	771	—	—		771
Contract liabilities	1,518	—	—		1,518
Prepaid charter and deferred revenue	4,413	1,487	—		5,900
Payables to owners and affiliates	—	568	(568	)(e)	—
Amounts due to related parties	93	—	—		93

Total current liabilities	42,730	24,682	(568)		66,844

Long-term liabilities:
Long-term debt	302,737	207,188	—		509,925
Contract liabilities	12,414	—	—		12,414
Deferred tax liabilities	2,166	—	—		2,166
Long term debt from related parties	10,612	—	—		10,612
Other long-term liabilities	460	5,144	—		5,604

Total liabilities	371,119	237,014	(568)		607,565

Equity:
Owner’s equity	—	62,750	(62,750	)(a), (b), (c), (d), (f)	—
Partners’ capital:
Common unitholders	168,189	—	120,649	(a), (b), (c), (d), (f)	288,838
Subordinated unitholders	107,273	—	—		107,273
General partner interest	5,273	—	2,560	(a), (b), (c), (d), (f)	7,833

Total Partners’ capital/owner’s equity	280,735	62,750	60,459	(a), (b), (c), (d), (f)	403,944

Total liabilities and equity	$651,854	$299,764	$59,891		$1,011,509

1.	Basis of Presentation

The unaudited pro forma consolidated and combined carve-out statements of operations for the three months ended March 31, 2013 and for the year ended December 31, 2013 assume that the following transactions occurred on January 1, 2013 (as defined below):

•	The acquisition by KST of KST 14 for a purchase price of $166.0 million less $109.6 million of debt outstanding under the credit facility for the Hilda Knutsen, which bears interest at a rate of LIBOR plus 2.50%;

•	The acquisition by KST of KST 15 for a purchase price of $169.0 million less $112.1 million of debt outstanding under the credit facility for the Torill Knutsen, which bears interest at a rate of LIBOR plus 2.75%; and

•	The issuance by KNOP of 4,600,000 common units to the public and 93,877 general partner units to the General Partner, the proceeds of which are to fund the cash portion of the purchase prices of the Acquisitions.

The unaudited pro forma consolidated and combined carve-out balance sheet gives effect to the following transactions, as if they had occurred on March 31, 2014:

•	The acquisition by KST of KST 14 for a purchase price of $166.0 million less $109.6 million of debt outstanding under the credit facility for the Hilda Knutsen, which bears interest at a rate of LIBOR plus 2.50%;

•	The acquisition by KST of KST 15 for a purchase price of $169.0 million less $112.1 million of debt outstanding under the credit facility for the Torill Knutsen, which bears interest at a rate of LIBOR plus 2.75%; and

•	The issuance by KNOP of 4,600,000 common units to the public and 93,877 general partner units to the General Partner, the proceeds of which are to fund the cash portion of the purchase prices of the Acquisitions.

The unaudited pro forma consolidated and combined carve-out financial information was derived by adjusting the historical consolidated and combined carve-out financial statements of KST 14 and KST 15. The adjustments reflected in the pro forma statements of operations and balance sheet are based on currently available information and certain estimates and assumptions; therefore, actual results may differ from the pro forma adjustments. However, management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the Acquisitions and the related transactions, and that the pro forma adjustments give appropriate effect to the assumptions.

The unaudited consolidated and combined carve-out financial statements do not purport to represent KNOP’s financial position after the Acquisitions and the related transactions, had such transactions actually been completed on the dates indicated. In addition, it does not project KNOP’s financial position for any future date or period. The unaudited pro forma consolidated and combined carve-out financial statements and accompanying notes have been prepared in accordance with United States generally accepted accounting principles and should be read together with the historical combined financial statements of KST 14 and KST 15 and related notes included elsewhere in this report on Form 6-K.

In the opinion of management, the adjustments in these unaudited consolidated and combined carve-out pro forma financial statements contains all the adjustments necessary for a fair presentation in all material respects.

2.	Summary of Significant Accounting Policies

The accounting policies followed in preparing the unaudited pro forma consolidated and combined carve-out financial statements are those used by KNOP as set forth in its audited financial statements filed with the U.S. Securities and Exchange Commission on Form 20-F and combined carve-out financial statements of each of the Acquisition included elsewhere in this report on Form 6-K.

3.	Pro Forma Adjustments and Assumptions

The unaudited pro forma consolidated and combined carve-out statement of operations gives pro forma effect to the following adjustments:

a)	Adjustment to eliminate commercial management fee paid to KNOT Management AS included in the historical combined financial statements of KST 14 and KST 15;

b)	The Hilda Knutsen Acquisition for a purchase price of $166.0 million and the Torill Knutsen Acquisition for a purchase price of $169.0 million;

(c)	Adjustment to eliminate debt issuance costs included in the historical combined financial statements of KST 14 and KST 15. Debt issuance costs are amortized and included as an interest expense in the historical combined statements of operations for KST 14 and KST 15.

d)	Adjustment to eliminate guarantee commission paid to KNOT included in the historical financial statements of KST 14 and KST 15;

e)	Reclassifications of outstanding balances from “owners and affiliates” to “related parties”; and

f)	The issuance by KNOP of common units and general partner units to partially finance the purchase prices for the Acquisitions.

4.	Earnings per unit and cash distributions

The calculations of basic and diluted earnings per unit(1) are presented below:

(U.S. Dollars in thousands except per unit amounts)	As Reported March 31, 2014	As Reported December 31, 2013 (2)	As Adjusted Proforma March 31, 2013 (2)	As Adjusted Proforma December 31, 2013 (2)
Net income attributable to KNOT Offshore Partners LP	$6,424	$18,603	$10,761	$22,234
Net income attributable to:
Common unitholders	3,148	9,115	6,416	13,257
Subordinated unitholders	3,148	9,115	4,175	8,625
General partner	128	372	170	352
Incentive distribution rights
Weighted average units outstanding (basic and diluted) (in thousands):
Common unitholders	8,568	8,568	13,168	13,168
Subordinated unitholders	8,568	8,568	8,568	8,568
General partner	350	350	444	444
Earnings per unit (basic and diluted):
Common unitholders	$0.367	$1.063	$0.485	$1.002
Subordinated unitholders	0.368	1.063	0.486	1.002
General partner	0.367	1.063	0.485	1.002
Cash distributions declared and paid in the period per unit (3)	0.435	0.752	0.435	0.752
Subsequent event: Cash distributions declared and paid per unit (4)	0.435	0.435	0.435	0.435

(1)	Earnings per unit information has not been presented for any period prior to KNOP’s initial public offering on April 15, 2013 (the “IPO”), as the information is not comparable due to the change in Partnership’s structure and the basis of preparation of the financial statements as described in the notes to the unaudited consolidated and combined carve-out financial statements for the three months ended March 31, 2013 and the notes to the audited consolidated and combined carve-out financial statements for the years ended December 31, 2013.

(2)	The as adjusted pro forma earnings per unit amounts have been presented using the as adjusted pro forma net income for the periods presented and the number of additional units that have been issued and are expected to be issued as a result of the completed Acquisitions, as if these units were issued and outstanding at the beginning of each period presented. For the as adjusted pro forma period December 31, 2013, net income has been allocated from April 15, 2013, the IPO date.
(3)	Refers to cash distributions declared and paid during the period. No cash distributions, other than as disclosed, were paid in the proforma periods.
(4)	Refers to cash distributions declared and paid subsequent to the period end. No cash distributions, other than as disclosed, were paid in the proforma periods.

As of March 31, 2014 and December 31, 2013, of the Partnership’s total number of units outstanding representing limited partner interests, 49% were held by the public (in the form of 8,567,500 common units, representing 100% of the Partnership’s common units) and 49% were held by KNOT in the form of 8,567,500 subordinated units, representing 100% of the Partnership’s subordinated units). In addition, KNOT, through its ownership of the General Partner, held the 2% general partner interest (in the form of 349,694 general partner units).

For the pro forma periods presented, the Partnership’s total number of units outstanding expected to be held by the public are 59.4%, subordinated units held by KNOT are 38.6% and General Partner Units are 2.0%.

Earnings per unit are determined by adjusting net income for the period by distributions made or to be made in relation to the period. The resulting earnings figure is divided by the weighted-average number of units outstanding during the period. For the pro forma periods presented, net income has been adjusted only where a distribution has been made. No distributions were made for periods prior to the IPO.

The General Partner’s, common unitholders’ and subordinated unit holders’ interests in net income are calculated as if all net income was distributed according to the terms of the Partnership’s First Amended and Restated Agreement of Limited Partnership (the “Partnership Agreement”), regardless of whether those earnings would or could be distributed. The Partnership Agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by the Partnership’s board of directors to provide for the proper conduct of the Partnership’s business, including reserves for maintenance and replacement capital expenditures and anticipated capital requirements. In addition, KNOT, as the initial holder of all incentive distribution rights, has the right, at the time when there are no subordinated units outstanding and it has received incentive distributions at the highest level to which it is entitled (48.0% for each of the prior four consecutive fiscal quarters, to reset the initial cash target distribution levels at higher levels based on the distribution at the time of the exercise of the reset election. Unlike available cash, net income is affected by non-cash items, such as depreciation and amortization, unrealized gains and losses on derivative instruments and unrealized foreign currency gains and losses.

Under the Partnership Agreement, during the subordination period, the common units will have the right to receive distributions of available cash from operating surplus in an amount equal to the minimum quarterly distributions of $0.375 per unit per quarter, plus arrearages in the payment of minimum quarterly distributions on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units.

The amount of the minimum quarterly distribution is $0.375 per unit or $1.50 per unit on an annualized basis and is made in the following manner, during the subordinated period:

•	first , 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received a minimum quarterly distribution of $0.375;

•	second , 98.0% to the common unitholders, pro rata, and 2.0% to the General Partner, until each outstanding common unit has received an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for prior quarters during the subordination period; and

•	third , 98.0% to the subordinated unitholders, pro rata, and 2.0% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.375.

In addition, KNOT currently holds all of the incentive distribution rights in the Partnership. Incentive distribution rights represent the rights to receive an increasing percentage of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved.

If for any quarter:

•	the Partnership has distributed available cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

•	the Partnership has distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, the Partnership will distribute any additional available cash from operating surplus for that quarter among the unitholders and the General Partner in the following manner:

•	first , 98.0% to all unitholders, pro rata, and 2.0% to the General Partner, until each unitholder receives a total of $0.43125 per unit for that quarter (the “first target distribution”);

•	second , 85.0% to all unitholders, pro rata, 2.0% to the General Partner and 13.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.46875 per unit for that quarter (the “second target distribution”);

•	third , 75.0% to all unitholders, pro rata, 2.0% to the General Partner and 23.0% to the holders of the incentive distribution rights, pro rata, until each unitholder receives a total of $0.5625 per unit for that quarter (the “third target distribution”); and

•	thereafter , 50.0% to all unitholders, pro rata, 2.0% to the General Partner and 48.0% to the holders of the incentive distribution rights, pro rata.

In each case, the amount of the target distribution set forth above is exclusive of any distributions to common unitholders to eliminate any cumulative arrearages in payment of the minimum quarterly distribution. The percentage interests set forth above assume that the General Partner maintains its 2.0% general partner interest and that the Partnership does not issue additional classes of equity securities.